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                                                                 EXHIBIT (a)(3)

                            LETTER TO STOCKHOLDERS

                                                                  June 28, 2000


[LOGO APPEARS HERE]       Quest Education Corporation
                         1400 Hembree Road, Suite 100
                               Roswell, GA 30076

To the Stockholders of Quest Education Corporation:

  I am pleased to report that on June 26, 2000, Quest entered into a merger agreement with Odyssey Acquisition Corp., a wholly-owned subsidiary of Kaplan, Inc. Kaplan is a wholly-owned subsidiary of The Washington Post Company. The merger agreement provides for the acquisition of all outstanding shares of Quest common stock by Odyssey at a price of $18.35 per share, net to the seller in cash, without interest. Under the terms of the proposed transaction, Odyssey has commenced a tender offer for all of the outstanding shares of common stock at $18.35 per share, net to the seller in cash, without interest. The offer is conditioned upon, among other things, at least 51% of Quest's outstanding shares, determined on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer. The offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, July 26, 2000, unless otherwise extended.

  Following the successful completion of the offer and upon approval by a stockholder vote, if required, Odyssey will be merged with and into Quest and each share of common stock not purchased in the offer will be converted into the right to receive $18.35 per share in cash, without interest, an amount in cash equal to the amount paid pursuant to the offer.

  Your Board of Directors has unanimously approved the merger agreement, the offer and the merger, determined that the offer and the merger are fair to, and in the best interests of, the holders of shares of common stock and recommends that all holders of shares of common stock tender their shares of common stock pursuant to the offer.

  Accompanying this letter is a copy of Quest's Solicitation/Recommendation Statement on Schedule 14D-9 and Quest's Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, each filed by Quest with the Securities and Exchange Commission. The Board of Directors of Quest has received an opinion, dated June 26, 2000, of Donaldson, Lufkin & Jenrette Securities Corporation, financial advisor to Quest, that the $18.35 per share cash consideration to be paid in the offer and the merger to the holders of shares of Quest common stock is fair, from a financial point of view, to such holders. A copy of this opinion is attached to the Schedule 14D-9.

  Also accompanying this letter is a copy of the offer to purchase and related materials of Odyssey, including a letter of transmittal for use in tendering your shares of common stock. These documents set forth the terms and conditions of the offer and provide instructions for tendering your shares of common stock.

  We urge you to read each of the enclosed materials carefully.

  The management and directors of Quest thank you for the support you have given Quest.

                                          Sincerely,

                                          Quest Education Corporation

                                          Gary D. Kerber
                                          Chairman of the Board, President and
                                           Chief Executive Officer